KVAC (Cayman) Limited

37 Greenbriar Drive

Summit, New Jersey 0790110

VIA EDGAR

September 23, 2026

Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Doris Stacey Gama, Joe McCann

Re:	KVAC (Cayman) Limited Request to Withdraw Registration Statement on Form F-4, as amended Initially Submitted on September 24, 2024 File No. 333-282312

Dear Ms. Gama and Mr. McCann:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), KVAC (Cayman) Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-4 (Registration No. 333-282312) initially filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2024, together with all exhibits thereto and amendments thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practical date thereafter.

After due and careful consideration, the Company has determined it inappropriate to proceed with the business combination as contemplated and has decided to withdraw the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company expects to file with the Commission a new registration statement (the “New Registration Statement”) for its business combination and requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the New Registration Statement. The Company is already in discussions with a few potential targets and further details shall be disclosed as required.

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If you have any questions regarding this request for withdrawal, please contact our counsel, Lawrence Venick of Loeb & Loeb LLP, by phone at 310-728-5129 or via e-mail at lvenick@loeb.com.

[Signature page follows]

KVAC (Cayman) Limited

By:	/s/ WONG, Kenneth K.C.
Name:	WONG, Kenneth K.C.
Title:	Director